# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T1 Energy Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1211 E 4TH ST., AUSTIN, Texas (TX), 78702
Date of event which requires filing of this statement: 10/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-24-000548
Filed by CIK 0001541901
Persons authorized to receive notices and communications: Todd J. Kantor, Encompass Capital Advisors LLC, 200 Park Avenue, 16th Floor, New York, New York (NY), 10166, 646-351-8450

## Reporting persons
- Encompass Capital Advisors LLC (CIK 0001541901): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 44,720,694; sole dispositive power 0; shared dispositive power 44,720,694; aggregate amount beneficially owned 44,720,694 (19.99% of the class)
  Comment: Includes (a) 13,463,268 shares of the Issuer's common stock, par value $0.01 per share ("Common Stock"), (b) 355,465 warrants, which are exercisable into shares of Common Stock and (c) 30,901,961 shares of Common Stock issuable upon conversion of the Issuer's Convertible Series A Preferred Stock, subject to a beneficial ownership limitation of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Convertible Series A Preferred Stock (the "19.99% Blocker").
  
  Conversion of the Convertible Series A Preferred Stock is subject to the 19.99% Blocker and the aggregate amount set forth on row (11) gives effect to the 19.99% Blocker.
- Encompass Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 35,890,919; sole dispositive power 0; shared dispositive power 35,890,919; aggregate amount beneficially owned 35,890,919 (16.5% of the class)
  Comment: Includes (a) 9,247,785 shares of Common Stock, (b) 351,931 warrants, which are exercisable into shares of Common Stock, and (c) 26,291,203 shares of Common Stock issuable upon conversion of the Issuer's Convertible Series A Preferred Stock, subject to the 19.99% Blocker.
- Kantor Todd J. (CIK 0002021082): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 44,720,694; sole dispositive power 0; shared dispositive power 44,720,694; aggregate amount beneficially owned 44,720,694 (19.99% of the class)
  Comment: Includes (a) 13,463,268 shares of Common Stock, (b) 355,465 warrants, which are exercisable into shares of Common Stock and (c) 30,901,961 shares of Common Stock issuable upon conversion of the Issuer's Convertible Series A Preferred Stock, subject to the 19.99% Blocker. Mr. Kantor is the managing member of each of Encompass Capital Advisors LLC and Encompass Capital Partners LLC. Mr. Kantor disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.
  
  Conversion of the Convertible Series A Preferred Stock is subject to the 19.99% Blocker and the aggregate amount set forth on row (11) gives effect to the 19.99% Blocker.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: T1 Energy Inc.
Address of issuer's principal executive offices: 1211 E 4TH ST., AUSTIN, Texas (TX), 78702
Comment: The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon (a) 190,855,046 shares of Common Stock outstanding, which is the total number of Shares outstanding as of October 24, 2025, as reported in the Issuer's Prospectus Supplement to the Registration Statement on Form S-3 (Registration No. 333-290198) filed with the Securities and Exchange Commission on October 24, 2025 and (b) shares of Common Stock issuable upon the exercise of warrants and conversion of Preferred Shares held by the respective Reporting Persons.

The ownership of each Reporting Person in this Item 5 includes the Shares issuable upon the exercise of warrants and conversion of Preferred Shares that are exercisable or convertible, as applicable, within 60 days.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. However, each of the Reporting Persons disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

A. ECA
Amount beneficially owned: 44,720,694 Shares
Percentage: Approximately 19.99%

B. ECP
Amount beneficially owned: 35,890,919 Shares
Percentage: Approximately 16.50%

C. Mr. Kantor
Amount beneficially owned: 44,720,694 Shares
Percentage: Approximately 19.99%

## Signatures
- Encompass Capital Advisors LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (10/27/2025)
- Encompass Capital Partners LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (10/27/2025)
- Kantor Todd J.: /s/ Todd J. Kantor, Todd J. Kantor (10/27/2025)